Exhibit 99.22

Village Farms International, Inc.

Management’s Discussion and Analysis

Three Months Ended March 31, 2018

May 14, 2018

Village Farms International Inc.

Management’s Discussion and Analysis

Information is presented in thousands of United States dollars (“U.S. dollars”) unless otherwise noted.

Introduction

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements and accompanying notes of Village Farms International, Inc. (“VFF” and, together with its subsidiaries, the “Company”), for the three months ended March 31, 2018 (the “Consolidated Financial Statements”). The information provided in this MD&A is current to May 14, 2018 unless otherwise noted.

VFF is a corporation existing under the Canada Business Corporations Act. The Company’s principal operating subsidiaries at March 31, 2018 were Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”) and VF Clean Energy, Inc. (“VFCE”). On June 6, 2017 VFF entered into a shareholders’ agreement in respect of the operation and governance of Pure Sunfarms Corp. (“Pure Sunfarms”) in which VFF owns a 50% interest.

Basis of Presentation

The annual data included in the MD&A is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

The preparation of annual financial data requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the annual financial data, are disclosed in note 3 of the Condensed Consolidated Interim Financial Statements.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO. Based on the aggregation criteria in IFRS 8, Operating Segments, the operating segments of the Company are treated as two reporting segments.

Functional and Presentation Currency

The financial data is presented in U.S. dollars, which is the Company’s functional currency. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

Business Overview

Management believes that the Company is one of the largest producers, marketers and distributors of premium-quality, greenhouse-grown tomatoes, bell peppers and cucumbers in North America. These premium products are grown in sophisticated, highly intensive agricultural greenhouse facilities located in British Columbia and Texas. The Company also markets and distributes premium tomatoes, peppers and cucumbers produced under exclusive arrangements with other greenhouse producers. The Company primarily markets and distributes under its Village Farms® brand name, primarily to retail supermarkets and dedicated fresh food distribution companies throughout the United States and Canada. It currently operates two distribution centres, one located in the United States and one in Canada. Since its inception, the Company has been guided by a sustainable agriculture policy which integrates four main goals – environmental health, economic profitability and social and economic equality. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant from landfill gas that generates electricity and provides thermal heat, in colder months, to one of the Company’s adjacent British Columbia greenhouse facilities and sells electricity to British Columbia Hydro and Power Authority (“BC Hydro”).

The Company embraces sustainable agriculture and environmentally-friendly growing practices by:

Village Farms International Inc.

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utilizing integrated pest management techniques that use “beneficial bugs” to control unwanted pests. The use of natural biological control technology keeps plants and their products virtually free of chemical agents. The process includes regular monitoring techniques for threat identification, development of appropriate, tailored response strategies and the execution of these strategies;

•	capturing rainwater from various greenhouse roofs for irrigation purposes;

•	capturing landfill gas on a long term contract from the City of Vancouver landfill to generate electricity under a long term contract with BC Hydro and thermal heat for an adjacent greenhouse;

•	recycling water and nutrients during the production process;

•	growing plants in a natural medium, including coconut fibre and rock wool, as opposed to growing in the soil and depleting nutrients; and

•	using dedicated environmental control computer systems which monitor and control virtually all aspects of the growing environment, thereby maximizing the efficient use of energy.

The Company’s assets, as of the reporting date, include six operating produce greenhouses providing approximately 849,958 square metres (or approximately 215 acres) of growing space in Canada and the United States. For the three months ended March 31, 2018 the Company had seven operating produce greenhouses. During 2017, the Company granted rights to one of its greenhouses located in Delta, BC (the “Delta 3 Greenhouse”) to Pure Sunfarms. Pure Sunfarms is in the process of converting the Delta 3 Greenhouse into a facility compliant with Access to Cannabis for Medical Purposes Regulations (“ACMPR”) with the object of seeking to achieve large scale low-cost high quality cannabis production. Pure Sunfarms received a cultivation license from Health Canada for the Delta 3 Greenhouse on March 2, 2018.

All of the Company’s greenhouses are constructed of glass, aluminum and steel, and are located on land owned or leased by the Company. The Company also has marketing agreements with growers in Canada, United States and Mexico that currently operate approximately 572,800 square metres (or approximately 140 acres) of growing area.

The following table outlines the Company’s greenhouse facilities:

	Growing Area
Greenhouse Facility	Square Feet	Square Metres	Acres	Products Grown
Marfa, TX (2 greenhouses)	2,527,312	234,795	60	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Fort Davis, TX (1 greenhouse)	1,684,874	156,530	40	Specialty tomatoes
Monahans, TX (1 greenhouse) (Permian Basin facility)	1,272,294	118,200	30	Tomatoes on-the-vine, long English cucumbers
Delta, BC (2 greenhouses)	3,664,390	340,433	85	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Pure Sunfarms (1 greenhouse)	1,077,758	100,127	25	Leased to Pure Sunfarms for cultivation of cannabis

Total	10,226,628	950,085	240

Marketing

The Company is a leading marketer of premium-quality, value-added, branded greenhouse-grown produce in North America, and is a significant producer of tomatoes on-the-vine, beefsteak, cocktail, grape, cherry tomatoes, roma, Mini San Marzano (a tomato variety for which the Company currently has an exclusive agreement with the seed provider to be the sole grower in North America), other speciality tomatoes under exclusive agreements and long English cucumbers at its facilities. The Company also distributes and markets premium tomatoes, bell peppers and cucumbers in the United States and Canada produced by other greenhouse growers located in Canada and Mexico. The Company maintains high standards of food safety and requires the same of its contract growers, while providing on-time, effective and efficient distribution.

The Company strives to continually exceed the expectations of its customers by consistently providing superior product, including adding new product varieties and packaging innovations.

Village Farms International Inc.

The Company has distribution capabilities that it believes exceed those of most of its competitors in the North American greenhouse vegetable industry. With leased distribution centres in Texas and British Columbia, the Company provides its customers with flexibility in purchasing. For the quarter ended March 31, 2018, the Company had an on-time delivery record of approximately 97.8%, while maintaining competitive freight rates that management of the Company believes to be among the best in the industry.

The Company’s marketing strategy is to strategically position the Company to be the supplier of choice for retailers offering greenhouse produce by focusing on the following:

•	Year-Round Supplier. Year-round production capability of the Company enhances customer relationships, resulting in more consistent pricing.

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Quality and Food Safety. Sales are made directly to retailers which ensure control of the product from seed to customer and results in higher levels of food safety, shelf life and quality control. Food safety is an integral part of the Company’s operations, and management believes that it has led, and currently leads, the industry in adopting Good Agricultural Practices. This program is modeled after the U.S. Food and Drug Administration’s Good Manufacturing Practices using the Primus Labs® format and third party auditors. All of the Company’s packing facilities undergo comprehensive food safety audits by Primus Labs®.

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Quality Packaging and Presentation. Product is selected at a uniform size and picked at the same stage of vine ripeness. The packaging for the product is “display ready”, ensuring retail customers have a full view of the product on the supermarket shelf.

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Exclusive Varieties. The Company expands its product profile, to create and drive exclusive varietal relationships in North America that enable the Company to present consumers with an enhanced eating experience with the Village Farms brand.

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Direct Sale to Retail Customers. Greenhouse produce (produce grown by the Company plus supply partner produce) is sold directly to supermarket chains, including, Associated Grocers, Associated Wholesale Grocers, BJ’s Wholesale Club Inc., Costco Wholesale, Fred Meyer, The Fresh Market, Inc., Giant Eagle, Harris Teeter Supermarkets, Inc., HEB Grocery Company, The Kroger Co., Loblaw Companies Limited, Publix Super Markets, Inc., Roundy’s Supermarkets, Inc., Safeway Inc., Sobeys Inc., Sam’s Club, Trader Joe’s, United Supermarkets, Unified Western Grocers, Wakefern Food Corp., Wal-Mart Stores, Inc., Whole Foods Market and Winco Foods LLC.

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Excellence in Customer Service and Logistics. Logistics and distribution capability are key factors in ensuring fresh high quality product meets consumer demands. Management of the Company believes it has a competitive advantage through its logistics and distribution networks, which includes strategically located distribution centres.

Investment in Joint Venture

On June 6, 2017, the Company and Emerald Health Botanicals, Inc. (“Emerald”) formed a new corporation named “Pure Sunfarms Corp.”. The Company and Emerald each own 50% of the shares of Pure Sunfarms. VFF contributed rights to one of its 25-acre greenhouse facilities in Delta, British Colombia as its equity contribution and Emerald agreed to contribute CA$20,000,000 to fund the conversion of the facility, which was fully funded as of April 2018. Pure Sunfarms has commenced the cultivation of cannabis in the licensed portion of the facility in order to begin the process of applying and being granted its sales license for the facility, which it hopes to receive on or before July 1, 2018. Pure Sunfarms continues the conversion process on the remaining unlicensed portion of the facility.

As part of the formation of Pure Sunfarms, VFF incurred related transaction costs of CA$1,400,000, which have been added to the amount of the investment in accordance with IAS 28, Investments in associates and joint ventures. Included in these costs are 300,000 common share purchase warrants valued at CA$192,000, issued to an affiliate of a Canadian financial institution as partial consideration for services provided in respect of the formation of the Pure Sunfarms. Each such warrant entitles the holder to purchase one common share at an exercise price of CA$2.07. Each such warrant is to be exercised up to June 6, 2020. Additionally, both shareholders of Pure Sunfarms are incurring reimbursable costs and expenditures to support Pure Sunfarms operations, which will be reimbursed by Pure Sunfarms and are considered either capital expenditures or operating expenditures of Pure Sunfarms.

Village Farms International Inc.

Pure Sunfarms has entered into a supply agreement with Emerald. In this agreement, Emerald will purchase 40% of Pure Sunfarms’ production in 2018 and 2019, or approximately 21,000 to 24,000 kilograms using current projected production targets, at a pre-determined price per gram.

Results of Operations

Consolidated Financial Performance

(In thousands of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2018	2017
Sales	$29,490	$31,277
Cost of sales	(25,902)	(27,320)
Selling, general and administrative expenses	(3,357)	(3,183)
Stock compensation expense	(118)	(41)
Change in biological asset (1)	(659)	(645)
(Loss) income from operations	(546)	88
Interest expense, net	(598)	(632)
Other income	25	4
Share of loss from joint venture	(237)	—
Recovery of income taxes	(213)	(350)
Net loss	(1,143)	(190)
EBITDA (2)	1,813	2,751
(Loss) per share – basic	($0.03)	($0.00)
(Loss) earnings per share – diluted	($0.03)	($0.00)

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 5 of the Company’s annual consolidated financial statements for the quarter ended March 31, 2018.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Results of Operations for the Three Months Ended March 31, 2018 compared to the Three Months Ended March 31, 2017

Sales

Sales for the three months ended March 31, 2018 decreased by ($1,787), or (6%), to $29,490 from $31,277 for the three months ended March 31, 2017. The decrease in sales is primarily due to a decrease in the Company’s supply partner product volume of (9%) and a decrease in the Company’s facilities production volume of (5%). The decrease in supply partner revenue is due to the transition from one primary Mexican supply partner to a new primary Mexican supply partner who is in the process of expanding its operations.

The average selling price for tomatoes decreased (4%) for the three months ended March 31, 2018 versus the three months ended March 31, 2017. Cucumber pricing decreased by (1%) and pepper pricing decreased by (20%) in the first quarter of 2018 versus the comparable quarter in 2017.

Cost of Sales

Cost of sales for the three months ended March 31, 2018 decreased by ($1,418), or (5%), to $25,902 from $27,320 for the three months ended March 31, 2017; primarily due to a decrease of ($1,335) in contract sales cost (due to decreased cucumber volume), partially offset by an increase in freight expense of $309.

Village Farms International Inc.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2018 increased by $174, or 5%, to $3,357 from $3,183 for the three months ended March, 31, 2017. The increase is due to marketing costs, legal fees and consulting fees.

Stock Compensation Expenses

Stock compensation expense for the three months ended March 31, 2018 was $118 from $41 for the three months ended March 31, 2017.

Change in Biological Asset

The net change in fair value of the biological asset remained flat for the three months ended March 31, 2018 at ($659) from ($645) for the three months ended March 31, 2017. The fair value of the biological asset as at March 31, 2018 was $5,999 as compared to $6,285 as at March 31, 2017 due to lower production, offset by higher selling price in early April 2018 versus early April 2017.

Loss from Operations

Loss from operations for the three months ended March 31, 2018 decreased ($634) to ($546) from $88 for the three months ended March 31, 2017. The decrease is due to a decrease in sales and an increase in selling, general and administrative expense for three months ended March 31, 2018 versus the three months ended March 31, 2017.

Interest Expense, net

Interest expense, net, for the three months ended March 31, 2018 decreased by $34, to $598 from $632 for the three months ended March 31, 2017. The decrease is due to lower long term debt versus the prior year.

Share of (loss) from Joint Venture

The Company’s share of the loss for the three months ended March 31, 2018 is ($237), which consists of travel and other administrative costs.

Provision for Income Taxes

Income tax recovery for the three month period ended March 31, 2018 was ($213) compared to ($350) for the three month period ended March 31, 2017. The income tax recovery decreased due to a change in the United States future tax rate.

Net (loss)

Net loss for the three months ended March 31, 2018 increased by ($953) to a net loss of ($1,143) from ($190) for the three months ended March 31, 2017 primarily as a result of a decrease in sales, an increase in selling, general and administrative expenses, the loss from joint venture and a decrease in recovery of income taxes.

EBITDA

EBITDA for the three months ended March 31, 2018 decreased by ($938), or (34%), to $1,813 from $2,751 for the three months ended March 31, 2017, primarily as a result of a decrease in sales, , increased share of loss from Pure Sunfarms and an increase in sales and administrative costs. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA”.

Village Farms International Inc.

Selected Statement of Financial Position Data

	As at March 31,	As at March 31,
	2018	2017
Total assets	$139,242	$135,972
Total liabilities	$59,383	$68,721
Shareholders’ equity	$79,859	$67,251

Non-IFRS Measures

References in this MD&A to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended March 31,
	2018	2017
Net income (loss)	($1,143)	($190)
Add:
Amortization	1,801	1,951
Foreign currency exchange (gain) loss	(7)	14
Interest expense	598	632
Income taxes	(213)	(350)
Stock based compensation	118	41
Change in biological asset	659	645
Loss on disposal of assets	—	8

EBITDA	$1,813	$2,751

Liquidity

Cash flows

The Company expects to provide adequate financing to maintain and improve its property, plant and equipment and to fund working capital needs for the foreseeable future from cash flows from operations, and, if needed, from additional borrowings under the Credit Facilities (as defined below) or other long-term facilities, including capital leases or subordinated debt issuances.

For the three months ended March 31, 2018, cash flows from operating activities before changes in non-cash working capital and change in biological asset totalled $1,395 (2017 – $2,088).

Capital expenditures totalled $348 for the three months ended March 31, 2018 (2017 - $431).

The cash provided by financing activities for the three months ended March 31, 2018 totalled $2,477 (2017 – $3,539). For the three months ended March 31, 2018, the cash provided by financing activities primarily consisted of operating loan borrowings of $3,000, net term debt payments of ($77), interest payments of ($598) (2017 – operating loan borrowing $5,000, debt payments of ($838) and interest paid ($610)).

Village Farms International Inc.

Capital Resources

(in thousands of U.S. dollars unless otherwise noted)	Maximum		Outstanding March 31, 2018
Operating Loan	CA$	13,000		$3,000
Term Loan		$36,695		$36,695
VFCE Loan	CA$	2,320	CA$	2,320

The Company is party to a Term Loan financing agreement with a Canadian creditor (“FCC Loan”). This non-revolving variable rate term loan was amended in March 2016 and now has a maturity date of May 1, 2021 and a balance of $36,695 as at March 31, 2018. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on maturity. In December 2017, the Company made a pre-payment on the term loan of $4,000. The Company did not have to make principal payments from January to March 2018. Monthly principal payments of $253 will begin in April 2018. As at March 31, 2018, borrowings under the FCC Loan were subject to an interest rate of 6.2869% per annum (March 31, 2017 – 5.53456% per annum). The Company’s interest rate on the FCC Loan is determined based on the Company’s Debt to EBITDA ratio on December 31 of the prior year and the current monthly applicable LIBOR rate.

The Company is also party to a variable rate line of credit agreement with a Canadian chartered bank that has a maturity date of May 31, 2021 (the “Operating Loan” and together with the FCC Loan, the “Credit Facilities”). The Operating Loan is subject to margin requirements stipulated by the bank. As at March 31, 2018, $3,000 was drawn on the Operating Loan (March 31, 2017 – $5,000), which is available to a maximum of CA$13,000, less outstanding letters of credit of US$261 and CA$38 (or US$29).

The Company’s subsidiary, VFCE, has a non-revolving fixed rate loan of CA$3.0 million with a maturity date of June 2023, a fixed interest rate of 4.98% per annum, and monthly payments of principal and interest of CA$36. In October 2017, VFCE borrowed an additional CA$250 payable at CA$4 per month plus interest of prime plus 2% per annum. As at March 31, 2018, the outstanding balance was CA$2,320 (US$1,726) (March 31, 2017 - US$1,744).

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the VFF-owned greenhouse properties (excluding the Delta 3 and Delta 2 greenhouse facilities), and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at March 31, 2018 was $112,016 (March 31, 2017 – $131,883).

As security for the Operating Loan, the Company has provided promissory notes and a first priority security interest over its accounts receivable and inventory. In addition, the Company has granted full recourse guarantees and security therefore. The carrying value of the assets pledged as collateral as at March 31, 2018 was $34,634 (March 31, 2017 - $34,192).

The borrowings are subject to certain positive and negative covenants, which include debt coverage ratios. As at March 31, 2018, the Company was in compliance with all of its covenants.

Accrued interest payable on the Credit Facilities as at March 31, 2018 was $197 (March 31, 2017 – $198) and these amounts are included in accrued liabilities in the interim statements of financial position.

Village Farms International Inc.

Contractual Obligations and Commitments

Information regarding the Company’s contractual obligations at March 31, 2018 is set forth in the table below:

(in thousands of U.S. dollars)	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$38,506	$2,615	$6,736	$29,061	$94
Line of Credit	$3,000	$3,000	—	—	—
Operating leases	3,074	1,290	1,181	603	—
Capital leases	233	73	160	—	—

Total	$44,813	$6,978	$8,077	$29,664	$94

Capital Expenditures

During the three month period ended March 31, 2018, the Company purchased approximately $348 of capital assets. Capital expenditures incurred for 2018 were used for replacements or improvements to existing facilities, distribution centres or information technology systems or hardware.

Management continues to review new capital expenditures to support its strategic plan of achieving cost efficiencies through increased productivity. Management may elect, where appropriate, to sell inefficient or non-strategic assets to produce cash to wholly or partially finance new capital expenditures. The Company will also borrow to maintain, improve and replace capital assets when the return on such investments exceeds targeted thresholds for internal rates of return. There can be no assurance, however, that sources of financing will be available, or will be available on terms favourable to the Company, or that these strategic initiatives will achieve adequate cost reduction in actual implementation or in light of the competitive pressures on the cost of raw materials and other factors of production. Management believes that its recurring capital expenditures will be funded and supported from its ongoing operations.

During the three month March 31, 2018, the Company incurred $651 in costs to maintain its capital assets. These expenses are classified as repair and maintenance and are included in cost of sales. Management forecasts approximately $2,500 of annual costs to maintain the Company’s capital assets.

Summary of Quarterly Results

For the three months ended:

(in thousands of U.S. Dollars, except per share amounts)	Mar 31, 2018	Dec 31, 2017	Sept 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016
Sales	$29,490	$36,864	$44,735	$45,530	$31,277	$37,308	$42,045	$44,441
Net income (loss)	($1,143)	($607)	$294	$4,325	($190)	$453	($1,425)	($770)
Basic earnings (loss) per share	($0.03)	($0.02)	$0.01	$0.11	($0.00)	$0.01	($0.04)	($0.02)
Diluted earnings (loss) per share	($0.03)	($0.02)	$0.01	$0.11	($0.00)	$0.01	($0.04)	($0.02)

The Company’s Canadian vegetable growing operations peak production period is in the summer months, with no production during the winter season. As a result, prices for vegetable products from the Company’s Canadian operations have historically followed a seasonal trend of higher prices at the start and end of its crop year, with lower prices in the summer months when the supply of product is greatest. Conversely, the Company’s U.S. vegetable operations winter production allows it to realize higher prices during the October through March period, due to the reduced supply of greenhouse produce in North America during the winter months. The complementary nature of the growing seasons of the Company’s Canadian and U.S. vegetable operations allows the Company to maintain and service its core vegetable retail accounts year round.

Village Farms International Inc.

Financial Instruments and Risk Management

Risk Management

The Company is exposed to the following risks as a result of holding financial instruments: market risk, credit risk, interest rate risk, foreign exchange risk and liquidity risk. The following is a description of these risks and how they are managed by the Company.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market place.

Credit Risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had one customer that represented more than 10% of the balance of trade receivables, representing 14.0% of the balance of trade receivables as at March 31, 2018 (2017 – three customers, 14.5%, 12.4% and 10.6%). The Company believes that its trade receivables risk is limited due to the high credit quality of its customers and the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its vegetable sales in the United States, which represent approximately 85% of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables). The PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of 1% of sales.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. At March 31, 2018, the allowance for doubtful accounts balance was $50 (2017 – $50). The Company has not recorded bad debt expense during the three month period ended March 31, 2018 (2017 – $nil).

At March 31, 2018, 96.7% (March 2017 – 94.8%) of trade receivables were outstanding less than 30 days, 1.6% (March 2017 – 3.6%) were outstanding for between 30 and 90 days and the remaining 1.7% (March 2017 – 1.6%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company has used derivative instruments to reduce market exposure to changes in interest rates. The Company has used derivative instruments only for risk management purposes and not for generating trading profits.

Village Farms International Inc.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The following are the contractual maturities of financial liabilities as at March 31, 2018:

(in thousands of U.S. dollars) Financial liabilities	Contractual cash flows	0 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$11,994	$11,994	$—	$—
Bank debt	41,506	5,615	3,399	32,492

	$53,500	$17,609	$3,399	$32,492

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash. The Company has available lines of credit of up to CA$13,000 (as at March 31, 2018, $3,000 was outstanding and US$261 and CA$38 was utilized in the form of outstanding letters of credit). If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

Under the terms of the Credit Facilities, the Company is subject to a number of covenants, including debt service covenants. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the event that the Company cannot comply with a debt covenant, or anticipates that it will be unable to comply with a debt covenant in the future, management may seek a waiver and/or amendment from the applicable lenders in respect of any such covenant in order to avoid any breach or default that might otherwise result there from. If the Company defaults under any of the Credit Facilities and the default is not waived by the applicable lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. The Company cannot give any assurance that (i) its lenders will continue to agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the applicable debt instruments, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its common shares. See also “Risk Factors—Dependence Upon Credit Facilities” in the Company’s current Annual Information Form.

Environmental, Health and Safety Risk

The Company’s operations are subject to national, regional and local environmental, health and safety laws and regulations governing, among other things, discharge to air, land and water, the handling and storage of fresh produce, waste disposal, the protection of employee health, safety and the environment. The Company’s greenhouse facilities could experience incidents, malfunctions or other unplanned events that could result in discharges in excess of permitted levels resulting in personal injury, fines, penalties or other sanctions and property damage. The Company must maintain a number of environmental and other permits from various governmental authorities in order to operate. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures, which could adversely affect the Company’s operational results and profitability.

The Company is committed to protecting the health and safety of employees and the general public, and to sound environmental stewardship. The Company believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to its shareholders, customers and employees. The Company has health and safety and environmental management and systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation and Company policy.

Village Farms International Inc.

Overview

The forward-looking statements contained in this section and elsewhere in this MD&A are not historical facts, but rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements. See the “Forward-Looking Statements” section of this MD&A.

On June 6, 2017 the Company announced an initiative into growing cannabis through a joint venture with an existing licensed producer –, pursuant to which the Company would contribute rights to one of its Delta greenhouses and growing knowledge in exchange for a 50% equity position. Emerald has contributed CA$20m for its 50% equity interest. The joint venture is named “Pure Sunfarms Corp.” Pure Sunfarms received its cultivation license for the Delta 3 Greenhouse on March 2, 2018. Pure Sunfarms just completed its initial harvest that will be used as part of the supply to provide to Health Canada as part of Pure Sunfarms obtaining its sales license for the facility which it hopes to receive on or before July 1, 2018. Pure Sunfarms continues to convert the unlicensed sections of the Company’s Delta 3 greenhouse to grow cannabis and meet the required security standards for licensing under the ACMPR. Management believes that Pure Sunfarms will be successful in obtaining a cultivation and sales license for the remainder of the facility by the end of 2018. Once the entire facility is licensed, it will be one the largest commercial cannabis production facilities in Canada. Management believes it will produce cannabis for CA$1 per gram with margins of 50% in late 2019. As such, the Company’s 50% equity interest is capable of generating substantially higher revenue and profits than prior revenues and profits from the tomato crop currently grown in the facility.

Pure Sunfarms will need incremental capital to complete the full buildout of the Delta 3 Greenhouse. Presently, it is in discussions with the Company’s current long-term lender to provide traditional term debt to Pure Sunfarms. Depending on the timing of any debt funding, the two shareholder’s may have to contribute additional equity or short-term debt to Pure Sunfarms to complete the full build out prior to the end of 2018.

Management is committed to only conducting activities and growing operations which are federally legal and as such it will not grow, nor invest in any cannabis related business in the U.S. until it is federally legal.

The Company continues to focus on increasing its produce revenues and profits on its core crops – tomatoes, cucumbers and peppers. The Company also continues to actively explore whether to produce certain higher margin alternative crops at the Company’s continuing produce facilities, and continues to consider produce industry consolidation opportunities if an accretive opportunity arises.

Growth expenditures

The Company expects to spend between $2.5 to $3.0 million on capital expenditures in 2018. These expenditures are to repair and enhance existing growing and packhouse systems either due to obsolesces of the system or to improve operational efficiencies.

The Company may make additional equity contributions to Pure Sunfarms of cash in the next twelve months depending on the final completion timeline for the Delta 3 Greenhouse and whether or not Pure Sunfarms obtains financing.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information to be disclosed by the Company is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. The Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the period covered by the interim and year end filings, that the Company’s disclosure controls and procedures are appropriately designed and operating effectively to provide reasonable assurance that material information relating to the issuer is made known to them by others within the Corporation.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute,

Village Farms International Inc.

assurance that the objective of the control system is met. Management has assessed the effectiveness of the Company’s internal control over financial reporting as defined by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management has concluded that their internal control over financial reporting was effective as of March 31, 2018. There were no material changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2018 that had materially affected, or is reasonably likely to affect the Company’s internal controls over financial reporting.

Risks and Uncertainties

The Company is subject to various risks and uncertainties which are summarized below, as well as those discussed in this MD&A. Additional details are contained in the Company’s current Annual Information Form dated April 2, 2018 filed on SEDAR, which can be accessed electronically at www.sedar.com.

Risks Relating to the Company

•	Product Pricing

•	Maintain Profitability

•	Risks Inherent in the Agricultural Business

•	Natural Catastrophes

•	Retail Consolidation

•	Covenant Risk

•	Dependence Upon Credit Facilities

•	Competition

•	Transportation Disruptions

•	Labour Availability

•	Risks Associated with Cross Border Trade

•	Governmental Regulations

•	Product Liability

•	Key Executives

•	Uninsured and Underinsured Losses

•	Cyber Security

•	Vulnerability to Rising Energy Cost

•	Risks of Regulatory Change

•	Environmental, Health and Safety Risk

•	Foreign Exchange Exposure

•	Technological Advances

•	Accounting Estimates

•	Growth

Risks Related to the Joint Venture

•	Reliance on Licenses

•	Regulatory Risks

•	Unfavourable Publicity or Consumer Perception

•	Competition

•	Risks Inherent in an Agricultural Business

•	Risks Related to the Joint Venture

•	Reliance on a Single Facility

•	Conversion of Facility

•	Limited Operating History in the Cannabis Industry

•	Failure to Realize Growth Strategy

•	Research and Development and Product Obsolescence

•	Product Liability

•	Product Recalls

•	Fluctuating Prices of Raw Materials

•	Environmental Regulations and Risks

Village Farms International Inc.

Risks Related to Tax

•	Potential U.S. Permanent Establishment of VF Canada GP, VFCLP and VFF

•	Advances by VF Operations Canada Inc. to U.S. Holdings

•	Transfer Pricing

•	U.S. Real Property Holding Corporation

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

Accounts Receivable

Accounts receivable are measured at amortized cost and due within contractual payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Credit is extended based on an evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the bad debt expense.

Inventories

Inventories of Company-grown produce consist of raw materials, labour and overhead costs incurred less costs charged to cost of sales throughout the various crop cycles, which end at various times throughout the year and exclude biological assets (see below). Cost of sales is based upon incurred and estimated costs to be incurred from each crop allocated to both actual and estimated future yields over each crop cycle. The cost of produce inventory purchased from third parties is valued at the lower of cost or net realizable value.

Biological Assets

Biological assets consist of the Company’s produce on the vines at the period end. The produce on the vine is measured at fair value less costs to sell and complete, with any change therein recognized in profit or loss. Costs to sell include all costs that would be necessary to sell and complete the assets, including finishing and transportation costs.

Income Taxes

The Company utilizes the assets and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities.

Future income tax assets are recognized to the extent that realization is considered more likely than not. The Company considers past results, current trends and outlooks for future years in assessing realization of income tax assets.

Impairment of Financial and Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The Company estimates the recoverable amounts of the cash-generating unit (“CGU”) to which the asset belongs.

Village Farms International Inc.

Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. Identifiable cash flows are largely independent of the cash flows of other assets and liabilities. This was determined to be the Canadian and U.S. operations.

Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in the statement of income.

Due to the above-noted considerations, which are based on the Company’s best available information, the Company has not recorded any impairment charge on its non-financial assets in the three months ended March 31, 2018.

Property, Plant and Equipment – Useful Lives

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

Land Revaluation

Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to year ended December 31, 2016.

Accounting Standards Issued and Not Applied

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those policy changes that management considers relevant to the Company now or in the future. This is not intended to be a complete list of new pronouncements made during the year.

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (lessee) and the supplier (lessor). IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted only if the company also applies IFRS 15. Management is currently assessing the impact on the Company’s consolidated interim financial statements along with the timing of adoption of IFRS 16. Management expects that IFRS 16 will result in the following: a) an increase in assets and liabilities as fewer leases will be expensed as payments are made; b) an increase in depreciation expenses; and c) an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the cash flow statements.

Village Farms International Inc.

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each consolidated balance sheet date, the Company will consider whether there is objective evidence of impairment in joint venture. If there is such evidence, the Company will determine the amount of impairment to record, if any, in relation to the joint venture. IFRS is effective for annual periods beginning on or after January 1, 2019.

Amendment to IFRS 3, Business Combinations were issued to clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments are effective for annual periods beginning on or after January 1, 2019. The Company does not anticipate any material impact to the Company’s financial position or results of operations as a result of these amendments.

Amendments to IAS 12, Income Taxes were issued to clarify that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises. The amendments are effective for annual periods beginning on or after January 1, 2019. The Company does not anticipate any material impact to the Company’s financial position or results of operations as a result of these amendments.

Amendments to IAS 23, Borrowing Costs were issued to clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings. The amendments are effective for annual periods beginning on or after January 1, 2019. The Company does not anticipate any material impact to the Company’s financial position or results of operations as a result of these amendments.

Accounting Standards Adopted in the Year

IFRS 9 Financial Instruments replaced the current IAS 39 Financial Instruments Recognition and Measurement. This standard sets out revised guidance for classifying and measuring financial assets and liabilities, introduced a new expected credit loss model for calculating impairment of financial assets and includes a reformed approach to hedge accounting. The standard also requires that when a financial liability at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. The Company’s adoption of IFRS 9, effective January 1, 2018, had no material impact on the condensed consolidated financial statements of the Company.

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15 establishes a single comprehensive model for recognizing revenues from contracts with customers. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for transferring those goods and services.

The Company generates its revenue through the sale of products with standard shipping terms and discounts. Substantially all of the Company’s revenue transactions consist of a single performance obligation to transfer promised goods. Quantities to be delivered to the customer are determined at a point near the date of delivery through purchase orders we receive from the customer. The Company recognizes revenue when it has fulfilled a performance obligation, which is typically when the customer receives the goods and our performance obligation is complete. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring product. The amount of revenue recognized is reduced for estimated returns and other customer credits, such as discounts and rebates, based on the expected value to be realized. Payment terms are consistent with terms standard to the markets the Company serves. The Company maintains an allowance for doubtful accounts for the loss that would be incurred if a customer was unable to pay amounts due. The Company initially estimates the allowance required at the time of revenue recognition based on historical experience and makes changes to the allowance based on various factors, including changes in the customer’s financial condition or payment patterns.

Further details of new accounting standards and potential impact on the Company can be found in the Company’s consolidated financial statements for the three months ended March 31, 2018.

Village Farms International Inc.

Related Party Transactions

As at March 31, 2018, included in other assets is a $68 promissory note from an employee of the Company in connection with a relocation agreement. The Company has no other commitments as a result of related party transactions during the year.

Outstanding Share Data

The beneficial interests in the Company are currently divided into interests of three classes, described and designated as “Common Shares”, “Special Shares” and “Preferred Shares”, respectively. An unlimited number of Common Shares, Special Shares and Preferred Shares are issuable pursuant to VFF’s constating documents.

On December 21, 2017, VFF issued 2,500,000 Common Shares pursuant to a “bought deal” short form prospectus offering at an issue price of $5.40 per Common Share for gross proceeds of $13,500,000. The offering was conducted by a syndicate of underwriters led by Beacon Securities Limited.

As of the date hereof, VFF has outstanding: (i) 42,485,946 Common Shares carrying the right to one vote at a meeting of voting shareholders of VFF; (ii) nil (0) Special Shares; and (iii) nil (0) Preferred Shares. In conjunction with the formation of Pure Sunfarms Corp., the Company issued 300,000 common share purchase warrants to an affiliate of a Canadian financial institution as partial consideration for services provided in respect thereof. Each such warrant entitles the holder to purchase one Common Share at an exercise price of CA$2.07. Each such warrant is exercisable up to June 6, 2020.

For further details on the structure of the Company or the rights attached to each of the above-mentioned securities, please refer to the Company’s current Annual Information Form dated April 2, 2018 which is available electronically at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; and risks related to the Joint Venture, including the Joint Venture’s ability to obtain licenses under the ACMPR, risks relating to conversion of the Company’s greenhouses to cannabis production, and the ability to cultivate and distribute cannabis.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian economy will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that conditions within the greenhouse vegetable and cannabis industries generally will be consistent with the current climate, that recreational cannabis consumption will be approved by the Canadian government during 2018 and that the Canadian capital markets will provide the Company with access to equity and/or debt at reasonable rates when required.

Village Farms International Inc.

Although the forward-looking statements contained in this MD&A are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including this MD&A and the Company’s annual information form.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Public Securities Filings

You may access other information about the Company, including its current Annual Information Form and other disclosure documents, reports, statements or other information that it files with the Canadian securities regulatory authorities, through SEDAR at www.sedar.com.